Exhibit 99-4

May 6, 2007

Public Announcement Regarding the

Rating (A+/Stable) of Koor Industries Ltd.

Maalot, a Standard & Poor's affiliate, does hereby announce the granting of a preliminary rating (A+/Stable) for the expansion of a debenture series (Series H) in the sum of up to NIS 300 million, to be issued by Koor Industries Ltd. (hereinafter: “Koor” or "the Company”) in an offering for institutional investors. The proceeds of the offering are intended for investments and acquisitions.

The rating is based, inter alia, on the Company’s business and financial policy, as detailed in the principal considerations for the rating. Moreover, the rating is based on the Company’s intention to make investments, up to a ratio of adjusted value of holdings1 plus liquid portfolio to gross debt that shall not fall below 2.7 in the long term, nor below 2.5 in the short term.

The rating also applies to debenture series in circulation.

Series Name	Rating
Series G	A+/Stable
Series H	A+/Stable

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1 Adjusted value – Market cap of publicly-traded companies and balance-sheet value or economic value (the lowest of the two) for privately-held companies.

Principal Considerations in the Rating

Koor Industries Ltd.

Company Analysts:

Eli Cohen

Omer Erez

May 2007

Maalot ratings are based on information received from the company and from other sources that Maalot believes to be reliable. Maalot does not audit the information received and does not ascertain its veracity or wholeness.

It is hereby clarified that the Maalot rating does not reflect risks associated with and/or resulting from any breach, act or omission, of any of the undertakings included in the debenture documents and/or any incorrectness or inaccuracy in any of the representations included in the documents associated with the issue of debentures that are the subject of this rating report, the Maalot report or the facts underlying the professional opinion that was submitted to Maalot as a precondition for receiving the rating, actions or omissions committed fraudulently or fraud or any other action opposed to the law.

The ratings may change as a result of changes in the obtained information, or other reasons. The rating is not to be viewed as expressing an opinion regarding the price of the securities on the primary or secondary market. The rating should not be considered as expressing an opinion regarding the profitability of the purchase, sale or holding of any securities whatsoever.

© All rights reserved to Maalot. This summary may not be copied, photocopied, distributed or used in any commercial context without the express authorization of Maalot, other than providing a copy of the entire report, while stating the source, to potential investors in the debentures that are the subject of this rating, for the purpose of making a decision regarding the purchase of the said debenture.

1. Debentures in Circulation:

Principal Repayment Date	Interest rate	Linkage Base	Equity value as at Dec-31-06 (NIS M)	Issue Date	Series Name	Series Rating
2010	3.75%	Index	394.3	April 2005	Series G	A+/Stable
2012-2016	5.10%	Index	594.2	August 2006	Series H	A+/Stable

2. New Issue of Debentures

It is the intention of Koor Industries (hereinafter: “Koor” or “the Company”) to issue debentures in the sum of up to NIS 300 million, intended primarily for investments in the portfolio companies and in new companies, as well as for additional purposes, as will be determined by the Company’s Board of Directors.

3. Principal Considerations in the Rating

General

Koor Industries Ltd. is a public holding company whose shares are traded on the Tel Aviv and the New York Stock Exchanges. The company is owned by Discount Investments2 (42.2%) and IDB Development3 (9.9%). Koor is one of the largest holding companies in Israel. The company focuses its operations on agrochemicals, telecommunications and technology, finance and venture capital investments. Its primary holdings include the following: In agrochemicals: Makhteshim Agan Industries Group (36.8% holding, hereinafter: Makhteshim Agan, rated AA by Maalot); in telecommunications: ECI Telecom Ltd. (28.2% holding, hereinafter: ECI); ECtel Ltd. (21.4% holdings) and Telrad Communications Ltd. (61% holdings, hereinafter: Telrad); in finance: Epsilon Investment House Ltd. (50% holdings); and in venture capital funds: Koor Venture Capital, a registered partnership. The company also has holdings in sectors that are not part of its core business, such as Knafaim.

The rating of the Company’s debentures is based primarily on the following factors: The business positioning of Makhteshim Agan; the Company's association to the IDB Group and Discount Investments;

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2 Whose liabilities are rated AA by Maalot.

3 Whose liabilities are rated AA by Maalot.

Koor's holdings in companies which grant it control or a significant impact on their strategic policy; the high marketability of the Company's holdings portfolio; realization of investments with a low holding percentage and focus on the leading holding – Makhteshim Agan; ratio of the adjusted value of holdings4, plus liquid portfolio to gross debt ratio that shall not fall below 2.7 in the long term and ratio of the adjusted value of holdings, plus liquid portfolio to gross debt that shall not fall below 2.5 in the short term.

On the other hand, there is relatively low diversification of Koor's holdings portfolio in comparison with other leading holding companies, and a heavy reliance on the holding in Makhteshim Agan (which constitute 63% of the value of the pre-offering portfolio). However, Maalot estimates that the low correlation between some of the sectors of operation, along with the Company's willingness to invest in other areas, serve to somewhat offset the business risk. Maalot will continue to examine the impact of the expected investments on the Company’s rating.

Moreover, in 2006 there was a deterioration in the operations of some of the companies, in particular Makhteshim Agan and Telrad. Makhteshim Agan is currently implementing a reorganization program to streamline its operations. Maalot will continue to monitor the implementation of the program.

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4 Adjusted value – Market cap of publicly-traded companies and balance-sheet value or economic value (the lowest of the two) for privately-held companies.

Distribution of the value of investment after the planned offering, across the main investee companies5

Significant developments since the previous rating (August 2006)

▪

Sale of holding in Sheraton Moriah - In April 2007 Koor completed the sale of its entire holdings (56.5%) in Sheraton Moriah Israel Ltd. to Azorim Tourism Ltd. in consideration of $24 million. Koor expects to record capital gains of NIS 14 million from the transaction.

▪

Veraz public offering: In April 2007 Veraz Networks shares were issued on NASDAQ. Subsequent to the offering, ECI holds 27.5% of Veraz Networks. The offering was conducted at a value of $316 million (after the money). Following the offering, ECI expects to record capital gains of $35-48 million.

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Sale of Scopus shares: In 2007 Koor and Koor Venture Capital sold their entire holdings in Scopus (23%) in consideration of $16 million in cash. Koor expects to record capital gains of $6 million for the transaction.

▪

Sale of Elbit shares: In November and December 2006 Koor sold the balance of its holdings in Elbit Systems in consideration of $100 million, part of which will be paid to Koor in 2007. Koor expects to record capital gains of $17 million on account of this transaction.

▪

Sale of Followap Inc. shares In November 2006 Koor Venture Capital sold its entire holdings in Followap Inc. in consideration of $13 million in cash. Koor recorded capital gains of $10 million on account of this transaction.

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5 The market data for publicly-traded companies is as of April-26-07. The liquid portfolio includes the planned offering.

▪

Investment in India: During the third quarter of 2006, Koor undertook to invest $15 million in a fund that invests in the retail sector in India. The fund's total volume is $425 million. The main investors therein include Goldman Sachs and Pantaloon Retail (India) Ltd. as a strategic investor. As at the report date, Koor had invested 25% of its commitments.

▪

Changes in the Company's holding percentage in Makhteshim Agan: In 2006 Koor invested $194 million in the acquisition of Makhteshim-Agan shares, as part of the Company's strategy to increase its holdings in Makhteshim Agan after defining it as a core holding.

▪

Cancellation of Makhteshim-Agan dividend policy: In March 2007, Makhteshim Agan's Board of Directors decided to revoke the dividend distribution policy that was set in March 2006, pursuant to which the Company would distribute 50% of its total net income as dividend. The Board of Directors will reexamine, from time to time, the rate and timing of the dividend distribution, in accordance with Makhteshim Agan's needs.

▪

Changes in the Makhteshim Agan management: Mr. Shlomo Yanai has ended his term as Makhteshim Agan CEO. Mr. Avraham Bigger, who was appointed Chairman in October 2006, has been appointed to serve as CEO as well.

▪	Erosion in the Makhteshim Agan profitability: In 2006 the gross and operating profit – and corresponding margins – of Makhteshim Agan were eroded (details in the review below).

Strategy

Any new investments made by the IDB Group in areas that are synergistic to the operations of Makhteshim Agan will be made through Koor. Makhteshim Agan was also classified as part of the core holdings and accordingly the Company is increasing its holding rate therein. Maalot estimates that notwithstanding the short-term uncertainty in relation to new investments and the way they are acquired, they are expected to improve the diversification in the Company's portfolio. The Maalot rating is based on the intentions of the Company's management according to which further investments will possess risk characteristics that are similar to the risk level of the Company's current portfolio. Furthermore, the Company intends to continue to realize investments in "small" companies and to focus on holdings and investments with a significant volume.

Financial Analysis - Koor

The Company completed 2006 with a net loss of NIS 40.6 million, as compared with net income of NIS 307.6 million in 2005. The transition to a loss in 2006 is attributed to the decrease in the contribution made by Makhteshim Agan to the Koor earnings, which fell to NIS 91 million, down from NIS 356 million in 2005, coupled with the contributed loss of NIS 100 million by Telrad (including non-recurring provisions) and a decrease in the contribution made by ECI to the Koor earnings, which fell to NIS 33 million, as compared with NIS 53 million in 2005.

The Company’s financial requirements are derived from its current expenditures, dividend distribution and the investments it will perform in the existing investment portfolio or in new investments. Maalot has examined the Company’s financial ratios, including pro forma financial statements that include the Company and its wholly-controlled consolidated subsidiaries that act as the Company’s arm in matters of raising debt and general expenditures (“Corporate Level Report6”). The analysis appearing below was conducted according to the data contained in the Corporate Level Report.

The adjusted value of the Company’s assets as at Apr-29-2007 amounted to NIS 7.2 billion, whereas at Dec-31-2006, the adjusted value of the Company’s assets amounted to NIS 5.6 billion. Most of the growth originates from the increase in the market cap of Makhteshim Agan. Given the planned offering, the Company’s total debt will equal NIS 2.7 billion (including NIS 84 million in guarantees for subsidiaries), as compared with NIS 1.7 billion as at Dec-31-2005. The liquid portfolio under the pro forma scenario amounts to NIS 900 million. The adjusted value of holdings plus liquid portfolio in relation to the Company’s financial debt amounts to 2.7 as at Dec-31-2006 (pro forma scenario). This ratio is expected to be maintained also after the offering.

The Company’s financial solidity was eroded in 2006, as expressed by the debt to CAP ratio that amounted to 52% as at Dec-31-2006, as compared with 41% as at Dec-31-2005. The erosion in the Company’s solidity is attributed to the decrease in shareholders’ equity (as a result of the loss in 2006 – as detailed above) and primarily to the increase in the financial debt in 2006, for the purpose of increasing the holdings in Makhteshim Agan as mentioned above.

The Company’s coverage ratios, as expressed by the ratio between dividend and management fee revenues to operating and financial expenses, were equal to 1.1 in 2006, as compared with 0.7 in 2005. The surplus of

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6 The Corporate Level Report is prepared by the Company and is not reviewed by external CPAs.

operating revenues over expenses enables holding companies to distribute dividends or to increase their investment portfolio. It should be noted that the dividend distribution potential at the companies held by Koor is in excess of $100 million (primarily at Makhteshim Agan and ECI) and in the event that such dividend is distributed, the ratio will be significantly higher than 1.

The Company possesses financial covenants with its financing banks. The Company is currently meeting the banks’ demands and it estimates that it will continue to meet their demands in the foreseeable future. Maalot estimates that the elevated marketability of most of the Company’s holdings facilitates the Company’s access to sources of finance.

Makhteshim Agan

Koor holds 39.3% of Makhteshim Agan. Makhteshim Agan operates through subsidiaries in the generic manufacturing of conventional plant protection products (agrochemicals), primarily herbicides, insecticides and fungicides. Makhteshim Agan is the largest generic manufacturer of such products in the world. Makhteshim Agan was rated Number 7 in the world in agrochemical sales in 2005 (by Phillips McDougall Agri-Service). In addition to plant protection, Makhteshim Agan is also active in the following two sectors: 1) Non-crop: The non-agricultural sector, including herbicides, fungicides and pesticides in non-agricultural areas, such as: Roads, forests, lawns, gardens, institutions, wood and paint industries, facilities and private homes (this sector is classified in the financial statements under the central sector – plant-protection products); 2) Non Agro: Manufacture and marketing of various complementary products, including chemicals – primarily for industrial, food and pharmaceutical applications. The products in this category include: Chemicals for industrial uses, optical bleach, aromatic products and interim products for various industries. The company owns manufacturing and formulation facilities in Israel and in Brazil, as well as additional formulation facilities in Colombia, Spain and Greece. The company’s distribution network is based on 20 marketing firms in different countries. Makhteshim-Agan numbers 3,000 employees.

Makhteshim Agan’s strategy focuses on continued growth in stable markets (Europe, USA and Australia), through the acquisition of marketing channels and product lines in these regions, in parallel to increasing the sales of Non-Agro products. Maalot estimates that the company’s acquisition strategy serves to increase the company’s risk in the short term (referring primarily to material acquisitions). Nevertheless, successful completion of these moves serves to strengthen the business positioning of Makhteshim Agan, primarily as regards to the acquisition of existing and well-positioned products that generate cash flows from day one.

Maalot estimates that the company’s financial positioning is above average in relation to peer group companies. The revenues of Makhteshim Agan in 2006 amounted to $1,779 million, as compared with $1,741 million in 2005, representing an increase of 2.2%. The increase in sales originated primarily from sales in North America, resulting in part from the acquisition of companies. The increase in sales in North America was partially offset by a decline in sales in Europe. A significant erosion was recorded in the company's profitability in 2006, which originated in part from non-recurring provisions made by the company, coupled with the erosion in its operating margin. In the fourth quarter of 2006, the company made non-recurring provisions in the total sum of $50 million. Details of the provisions: Provisions for lawsuits in the sum of $21.1 million; provisions for employees in the sum of $16 million (as part of the restructuring program); provisions in the sum of $17 million for the company's assessment regarding the impairment of the fair value of intangible rights; provisions for doubtful debts and the amortization of inventories in the sum of $13.7 million. The company recorded a tax benefit of $12.6 million on account of these provisions. As a result of these provisions, the company presented a net loss of $38.5 million in the fourth quarter of 2006. In 2006 the gross profit amounted to $606 million (34.1% of revenues), as compared with $681 million (39.1% of the income) in 2005. The operating margin also eroded, falling from 19% to 11.5%. Maalot estimates that Makhteshim-Agan's profit margins suffered more than other generic companies, partly due to non-recurring provisions totaling $50 million, coupled with the company’s a stronger relative presence in Latin American countries and in Brazil, in relation to other agrochemical companies. In the past year, these countries suffered from escalating competition as well as from currency devaluation. The company is taking steps to reduce its reliance on Latin American countries. Moreover, the diminished profits and profitability also originate from pressure on the revenues and expenses at the same time. In terms of revenues, the growing competition in Brazil and the climatic conditions in Europe led to a delay in the opening of the agricultural season. On the expense side, rising oil prices led to an increase in raw material, energy and transportation prices.

Maalot estimates that the financial stability of Makhteshim Agan is similar to that of other generic companies in the world. As of December 31, 2006, the debt to cap7 ratio was 32.6%, as compared with 26.2% as at December 31, 2005. The increased leveraging rate at Makhteshim Agan is primarily due to a debenture issue of $554.5 million and the acquisition of its own shares amounting to $68.8 million in 2006. On the other hand, in 2006, debentures were converted into equity at a volume of $27.6 million.

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7 CAP - Financial debt plus shareholders’ equity and minority interests.

Notwithstanding the increase in financial debt in 2006, Makhteshim Agan’s debt repayment capability remains high due to the ratio of financial debt to EBITDA coverage, which was 2.9 in 2006, as compared with 1.1 in 2005. The ratio of financial debt to FFO8 in 2006 was 4.9 years, as compared with 1.5 years in 2005. In 2006 the ratio of net debt to EDITBA and FFO was 1.8 and 1 respectively. Maalot estimates that the company's debt repayment capability is very high, compared to the average in the sector and compared to industrial companies in Israel.

ECI

ECI develops, manufactures, markets and provides support for telecom and relay infrastructure equipment based on digital technologies of speech and signal analysis. ECI provides integrated network solutions for digital communication networks and information broadcasting systems, enabling network operators to provide efficient and competitive services. ECI solutions are intended for increasing capacity and for streamlining the management of both existing and new communication networks, from the aspect of command, control and resource channeling (cost cutting). ECI manufactures and markets its products independently and through its subsidiaries, incorporated in Israel and elsewhere. Its main clients are telecom providers and service companies and over 50% of its sales are in Europe. Moreover, ECI operates with developing countries. In the past two years, ECI continued to focus its operations and its core activities were defined as: Access systems (via the Broadband Access Division); optical and relay systems (through the Optical Networks Division).

ECI sales in 2006 amounted to $656.3 million, as compared with $629.9 million in 2005 (growth of 4%). The main reason for this growth is the increase in revenues from the sale of optical and access systems. In parallel, ECI continued to perform reorganization activities, while cutting operating expenses. In 2006, the operating income amounted to $19.2 million (2.9% of sales), as compared with $40.6 million in 2005 (6.4% of sales). The decrease in the operating income and margin originates primarily from the erosion in the profitability of the Broadband Access Division, an increase of $12.2 million in R&D expenses and an increase of $5.6 million in G&A expenses, coupled with non-recurring revenues recorded in 2005. At the end of 2006, EBITDA amounted to $59 million (9% of revenues), as compared with $77.3 million (12.3% of revenues) in 2005. As of December 31, 2006, ECI has no financial debt. In 2006, the cash flows from operating activities amounted to $40.8 million, as compared with $172.7 million in 2005. The reduced cash flows from operating activities originated primarily from changes in working capital.

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8 FFO – Net income plus profit adjustments.

Telrad

Telrad develops and markets telecom systems through two main divisions:

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TPS: The division specializes in the design, development and supply of various switching and access systems and advanced end-to-end solutions for leading telecom suppliers, primarily Nortel Networks Corp.

•	INS: The division supplies integration services for IP-based telecommunication systems to telecom service providers in developing countries.

In 2006, Telrad's revenues amounted to NIS 319.6 million, as compared with NIS 385.5 million in 2005. The net loss in 2006 amounted to NIS 136 million, as compared with a net loss of NIS 120.6 million in 2005. The loss in 2006 originated in part from non-recurring provisions for the restructuring program and the amortization of fixed assets.

Epsilon

Epsilon Investment House provides a comprehensive basket of services and specializes in fund management while dealing in the following areas: Investment portfolio management, mutual fund management, provident fund management (continuing education funds and central compensation funds), underwriting and hedging funds (Epsilon is a partner in Theta Hedge Fund together with Goldman Sachs Investment Bank).

As at December 31, 2006, Epsilon manages assets valued at NIS 5 billion, as compared with NIS 4.5 billion as at December 31, 2005, and as compared with NIS 2 billion at the end of 2004.

Koor Venture Capital (hereinafter: “the Partnership”).

The Partnership's total venture capital investments as at December 31 2006 – in the Partnership’s balance sheets – amount to NIS 206.4 million. The Partnership possesses shareholders’ equity of NIS 206.2 million, originating from the conversion of a capital note from Koor amounting to NIS 638.7 million. The Partnership's net income amounted to NIS 39 million in 2006, as compared with a loss of NIS 40.9 million originating primarily from an impairment of investments of NIS 52 million. Koor undertook to invest $1.5 million in Koor Venture Capital’s holdings over a period of two years.

Rating Outlook: Stable

The Stable rating outlook was granted to the Company on the basis of the business standing of Makhteshim Agan, whose own liabilities are rated (AA/Stable) by Maalot; the performance of investments at a risk level similar to that of the existing portfolio; Realization of financial assets; And maintaining a ratio of adjusted value of holdings plus liquid portfolio to gross debt that shall not fall below 2.7 in the long term and 2.5 in the short term. On the other hand, significant investments in hazardous markets or companies and a significant decrease in the value of Makhteshim Agan may adversely affect the rating of the debentures.